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NOV 29 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-25027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Life Distributors, LLC
(formerly known as Planco Financial Services, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow 800-523-7798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Julie Corrow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hartford Life Distributors, LLC (formerly known as Planco Financial Services, LLC, the "Company"), for the year ended September 30, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Signature 11-23-10
Date

Vice President
Title

Subscribed and Sworn to before me
on this 23 day of November 2010

JO-ANN L SAMELA
Notary Public, State of Connecticut
My Commission Expires May 31, 2013

Notary Public

HARTFORD LIFE DISTRIBUTORS, LLC
(formerly known as Planco Financial Services, LLC)

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Hartford Life Distributors, LLC

We have audited the accompanying statement of financial condition of Hartford Life Distributors, LLC (formerly known as Planco Financial Services, LLC, the "Company") (a wholly-owned subsidiary of Hartford life, Inc.) as of September 30, 2010, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Life Distributors, LLC at September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 23, 2010

Member of
Deloitte Touche Tohmatsu

HARTFORD LIFE DISTRIBUTORS, LLC
(formerly known as Planco Financial Services, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

ASSETS

Cash and cash equivalents	$ 24,976,565
Restricted cash	37,559
Accounts receivable	35,440
Taxes receivable	20,191
Prepaid expenses	173,997
Deferred tax asset	142,328
TOTAL ASSETS	$ 25,386,080

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,112,908
Payable to parent, net	11,273,172
TOTAL LIABILITIES	15,386,080
MEMBER'S EQUITY	10,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 25,386,080

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC
(formerly known as Planco Financial Services, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

REVENUES:	
Marketing service fees	$ 109,983,756
Interest income	1,991
Total revenues	109,985,747
EXPENSES:	
Administrative and operating expenses	66,174,273
Wholesaler incentive compensation	39,964,558
Other broker commissions	3,714,128
Regulatory fees	411,820
Other	91,822
Total expenses	110,356,601
LOSS BEFORE INCOME TAXES	(370,854)
INCOME TAX BENEFIT	370,854
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

(formerly known as Planco Financial Services, LLC)

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(22,727)
Income taxes receivable	(20,191)
Prepaid expenses	(106,951)
Deferred tax asset	(142,328)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(2,401,858)
Income tax payable	(72,298)
Payable to parent, net	4,119,608
Net cash provided by operating activities	1,353,255
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,353,255
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,623,310
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,976,565
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income tax payments (paid to parent)	$ (321,000)
Income tax refunds (received from parent)	$ 457,036

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

(formerly known as Planco Financial Services, LLC)

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Member's equity
Balance, October 1, 2009	$ 10,000,000
Net Income	-
Balance, September 30, 2010	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Hartford Life Distributors, LLC (formerly known as Planco Financial Services, LLC, the "Company") is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent") and the Hartford Financial Services Group, Inc. ("The Hartford"), a publicly traded company. The Company is a registered broker-dealer engaged exclusively in the sale of various annuity and life insurance products, the distribution of shares of registered open-end investment management companies, and the distribution of IRC Section 529 plans for the Parent. The Company has an affiliate, Planco LLC (the "affiliate") that provides administrative and support services. The Company is a single member, Delaware, limited liability company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for compensation-related liabilities, especially sales incentive compensation. Management believes that the estimates included in the preparation of the financial statements are reasonable and prudent.

Marketing Service Fees - Marketing service fees in connection with marketing, educational and administrative services provided in the distribution of the Parent's products are recorded when the service is performed.

Administrative and Operating Expenses - Administrative, support, and other expenses related to services provided in facilitating the operations of the Company, including those provided by the affiliate.

Wholesaler Incentive Compensation - Wholesaler incentive compensation represents sales incentives earned by wholesalers employed by the Company that participate in the marketing and distribution of the Parent's products.

Other Broker Commissions – Other broker commissions represent payments made to firms mainly to participate in or sponsor an event.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2010, cash and cash equivalents include $7,605,755 in a non-interest bearing account and investments in money market funds totaling $17,370,810. Total cash and cash equivalents at September 30, 2010, are $24,976,565.

Restricted Cash - Restricted cash represents cash held in the Company's Medical Group Insurance Service flexible spending account for its employees.

Stock-Based Compensation - The Company's employees are included in The Hartford 2010 Incentive Stock Plan (the "2010 Plan") and The Hartford Employee Stock Purchase Plan. GAAP requires companies to recognize compensation costs for share-based payments to employees based on the grant-date fair value of the award.

Income Taxes - The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return.

Fair Value Measurements - Cash and cash equivalents include investments in highly liquid securities such as money market funds. At September 30, 2010 cash equivalents consist of an investment in Wells Fargo Treasury Plus Money Market Fund for $17,370,810, which is valued at quoted prices.

The Company follows Fair Value Measurements and Disclosures Topic 820 of FASB Codification. Under the Fair Value Measurements and Disclosures Topic 820, the Company is required to characterize its financial assets as Level 1, Level 2 or Level 3 based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

• Level 1 – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

• Level 2 – Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

• Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

As of September 30, 2010 all investments in money market funds held by the Company were measured using Level 1 inputs.

3. STOCK COMPENSATION PLANS

The Company's employees are included in The Hartford 2010 Incentive Stock Plan and The Hartford Employee Stock Purchase Plan, which are described below.

Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by The Hartford in treasury or from shares purchased in the open market. The Hartford typically issues shares from treasury in satisfaction of stock-based compensation. For the year ended September 30, 2010, the Company was allocated compensation expense of $2,802,781 and is

included in Administrative and operating expenses on the Statement of Operations. The Company's income tax benefit recognized for stock-based compensation plans was $966,148 for the year ended September 30, 2010. The Company did not capitalize any cost of stock-based compensation.

Stock Plan

On May 19, 2010 at the Hartford's Annual Meeting of Shareholders, the shareholders of The Hartford approved The Hartford 2010 Incentive Stock Plan (the "2010 Stock Plan"), which supersedes and replaces The Hartford 2005 Incentive Stock Plan. The terms of the 2010 Stock Plan are substantially similar to the terms of the superseded plan. However, the 2010 Stock Plan provides for an increased maximum number of shares that may be awarded to employees of the Hartford, and also permits awards to be made to third party service providers, and permits additional forms of stock-based awards.

The 2010 Stock Plan provides for awards to be granted in the form of non-qualified or incentive stock options qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, performance shares, restricted stock or restricted stock units, or any other form of stock based award. The aggregate number of shares of stock, which may be awarded, is subject to a maximum limit of 18,000,000 shares applicable to all awards for the ten-year duration of the 2010 Stock Plan. If any award under the prior The Hartford Incentive Stock Plan (as approved by the Company's shareholders in 2000) or under the prior The Hartford 2005 Incentive Stock Plan (as approved by the Company's shareholders in 2005) that was outstanding as of March 31, 2010, is forfeited, terminated, surrendered, exchanged, expires unexercised, or is settled in cash in lieu of stock (including to effect tax withholding) or for the net issuance of a lesser number of shares than the number subject to the award, the shares of stock subject to such award (or the relevant portion thereof) shall be available for awards under the 2010 Stock Plan and such shares shall be added to the maximum limit to the extent of such forfeiture, termination, expiration, or cash or net settlement of such awards.

The fair values of awards granted under the 2010 Stock Plan are generally measured as of the grant date and expensed ratably over the awards' vesting period, generally three years. All awards provide for accelerated vesting upon a change in control of The Hartford as defined in the 2010 Stock Plan.

Stock Option Awards

Under the 2010 Stock Plan, all options granted have an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 2,000,000 shares. The Company currently does not participate in the stock option award program and therefore recognized compensation expense is $0 for the year ended September 30, 2010.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. The Company's share awards granted under the 2010 Stock Plan and outstanding include restricted stock units and restricted stock. Generally, restricted stock units vest after three years and restricted stock vests in three to five years. The maximum award of restricted stock units and restricted stock for any individual employee in any year is 500,000 shares or units. The Company recognized $601,742 as

compensation expense for the year ended September 30, 2010 for restricted stock units and restricted stock.

Restricted Unit Awards

In 2009, The Hartford began issuing restricted units as part of The Hartford's 2005 Stock Plan. Restricted stock unit awards under the plan have historically been settled in shares, but under this award will be settled in cash and are thus referred to as "Restricted Units". The economic value recipients will ultimately realize will be identical to the value that would have been realized if the awards had been settled in shares, i.e., upon settlement, recipients will receive cash equal to The Hartford's share price multiplied by the number of restricted units awards. Because Restricted Units will be settled in cash, the awards are re-measured at the end of each reporting period until settlement. These awards vest over a three year period. The Company recognized $1,960,394 as compensation expense for the year ended September 30, 2010.

Employee Stock Purchase Plan

In 1996, The Hartford established The Hartford Employee Stock Purchase Plan ("ESPP"). In 2009 and prior years, under this plan, eligible employees of The Hartford may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of each offering period. Effective with the offering period beginning January 2010, the discount rate changed to 5% and the discounted price is based on the market price per share on the last trading day of the offering period. Employees purchase a variable number of shares of stock through payroll deductions elected as of the beginning of the offering period. In 2010, the fair value or exercise price is calculated based on the 5% discount off of the closing stock price on the offering termination date. The Company's expense related to ESPP, for the year ended September 30, 2010, was $42,357 related to 2009 offering periods.

Deferred Stock Unit Plan

Effective July 31, 2009, the Compensation and Personnel Committee of The Hartford's Board authorized The Hartford Deferred Stock Unit Plan ("Deferred Stock Unit Plan") and, on October 22, 2009, it was amended. The Deferred Stock Unit Plan provides for contractual rights to receive cash payments based on the value of a specified number of shares of stock. The Deferred Stock Unit Plan provides for two award types, Deferred Units and Restricted Units. Deferred Units are earned ratably over a year, based on the number of regular pay periods occurring during such year. Deferred Units are credited to the participant's account on a quarterly basis based on the market price of The Hartford's common stock on the date of grant and are fully vested at all times. Deferred Units credited to employees prior to January 1, 2010 (other than senior executive officers hired on or after October 1, 2009) are not paid until after two years from their grant date. Deferred Units credited on or after January 1, 2010 (and any credited to senior executive officers hired on or after October 1, 2009) are paid in three equal installments after the first, second and third anniversaries of their grant date. Restricted Units are intended to be incentive compensation and unlike Deferred Units, vest over time, generally three years, and are subject to forfeiture. The Deferred Stock Unit Plan is structured consistent with the limitations and restrictions on employee compensation arrangements imposed by the Emergency Economic Stabilization Act of 2008 and the TARP Standards for Compensation and Corporate Governance Interim Final Rule issued by the U.S. Department of Treasury on June 10, 2009. The Company recognized $198,288 compensation expense for the year ended September 30, 2010.

4. INVESTMENT AND SAVINGS PLAN

The Company's employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by The Hartford. In 2010, employees whose prior year earnings were less than $110,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $110,000 received a contribution of 0.5% of base salary. The cost to the Company in 2010 for this plan was $951,928 and is included in Administrative and operating expenses on the Statement of Operations.

5. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of its Parent's products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. The Company requests these fees prior to month-end based on estimated expenses and any overage or under-funding adjusts the Payable to parent on the Statement of Financial Condition. For the year ended September 30, 2010, the marketing service fees earned from the Parent were $109,983,756. As of September 30, 2010, the Payable to parent for excess funding was $11,273,172 and is included in the Statement of Financial Condition. The Accounts receivable balance on the Statement of Financial Condition excludes an intercompany receivable in the amount of $91,000 at September 30, 2010. It is netted with the Payable to parent on the Statement of Financial Condition.

The Company has an expense and cost allocation agreement with its Parent. The Parent allocates certain expenses incurred on behalf of the Company and its affiliate in accordance with allocation methodologies agreed upon. These allocations evidence their respective fair and reasonable share of the expenses. When practical, direct expenses are allocated using specific identification methods. Indirect expenses are allocated in accordance with customary practices. This arrangement is in accordance with SEC expense guidance.

The Company has an administrative services agreement with its affiliate for which the Company pays a monthly service fee to its affiliate for providing administrative and support services. For the year ended September 30, 2010, total expenses incurred by the affiliate were $48,211,622 and are included in Administrative and operating expenses on the Statement of Operations. Of this amount, expenses processed by the Company amounted to $1,667,593.

The Parent pays for certain expenses on behalf of both the Company and the affiliate for payroll, taxes, and administrative and operating expenses. Such expenses are recorded as incurred on the books of the Company. During the year-ended September 30, 2010, expenses incurred by the Parent on behalf of the Company and the affiliate amounted to $97,629,950 and are included in Total expenses on the Statement of Operations. Of this amount, $51,085,921 related to the Company and $46,544,029 related to the affiliate.

Current Income taxes receivable from The Hartford are $20,191. There is a deferred tax asset of $142,328 at September 30, 2010 (see Note 6).

Certain officers of the Company serve also as officers of Planco, LLC.

6. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended September 30, 2010 is comprised of the following components:

Current income tax	$(228,526)
Deferred income tax	(142,328)
Provision for income taxes expense/(benefit)	$(370,854)

Based on the existing service arrangements between the Company and its Parent, the Company will generally record expenses (including federal taxes) equal to revenue resulting in net income of zero. The Company's effective tax rate was 100% in 2010. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the year ended September 30, 2010 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$(129,799)
Tax effect of nondeductible expenses	310,436
IRS audit adjustments and interest	(551,491)
Provision for income taxes expense/(benefit)	$(370,854)

The Deferred tax asset included the following as of September 30, 2010:

Deferred Tax Assets	
Minimum tax credit	$142,328
Total Deferred Tax Assets	$142,328

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At September 30, 2010, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service as part of the Hartford's consolidated tax return. Audits have been concluded for all years through 2006. As a result of these audit adjustments, the entity recorded an additional GAAP tax benefit of $551,491 of which, $44,000 related to interest. See above for the impact to the provision. The audit of 2007 and 2008 commenced in the second quarter of 2010 and the audit of 2009 commenced in the third quarter of 2010.

7. INDEMNIFICATIONS

The Company has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may

be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2010, the Company had net capital of $9,152,069 which was $8,902,069 in excess of its required net capital of $250,000.

9. CONTINGENT LIABILITIES

The Company has been notified of a claim against it. Management is in the process of evaluating the claim and believes a loss is possible. However, the ultimate amount of loss can not be reasonably estimated at this time. The amount of the loss could be material to the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through November 23, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

* * * * * *

HARTFORD LIFE DISTRIBUTORS, LLC

(formerly known as Planco Financial Services, LLC)

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PERSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED SEPTEMBER 30, 2010

TOTAL MEMBER'S EQUITY	$ 10,000,000
Less nonallowable assets included in the following statement of financial conditions captions:	
Restricted cash	37,559
Accounts receivable*	126,440
Taxes receivable	20,191
Prepaid expenses	173,997
Deferred tax asset	142,328
Net captial before haircuts on securities positions	9,499,485
Haircut on securities:	
Investments in money market funds (2% of $17,370,810**)	347,416
NET CAPITAL	$ 9,152,069
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 8,902,069
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 8,852,069

* The Accounts receivable consists of $91,000 intercompany receivable and $35,440 non-intercompany receivable at September 30, 2010.

** This amount includes the cash equivalents invested in money market funds and excludes the cash balance of $7,605,754 at September 30, 2010.

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2010.

HARTFORD LIFE DISTRIBUTORS, LLC
(formerly known as Planco Financial Services, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2010

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

November 23, 2010

Hartford Life Distributors, LLC
1500 Liberty Ridge Drive
Wayne, PA 19087

In planning and performing our audit of the financial statements of Hartford Life Distributors, LLC (formerly known as Planco Financial Services, LLC, the "Company") (a wholly-owned subsidiary of Hartford Life, Inc.) as of and for the year ended September 30, 2010 (on which we issued our report dated November 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Hartford Life Distributors, LLC
(formerly known as Planco Financial Services, LLC)
A Wholly-Owned Subsidiary of Hartford Life, Inc.
(S.E.C. I.D. No. 8-25027)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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This report is filed as a Public Document
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934.